Exhibit 99.1

MAVERIX METALS APPOINTS TARA HASSAN TO BOARD OF DIRECTORS

November 19, 2020, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that Ms. Tara Hassan has been appointed to the Company’s Board of Directors effective immediately. Ms. Hassan has joined the Board as an independent director.

Ms. Hassan currently serves as Vice President, Corporate Development at SilverCrest Metals Inc (“SilverCrest). As a mining engineer with over 15 years of experience in the industry, Ms. Hassan has been extensively involved in mine operations, project development, capital markets, and mining technology. Prior to joining SilverCrest, Ms. Hassan spent the majority of her career as an equity research analyst covering the precious metals sector, from early stage companies to top producers, with a notable track record for identifying takeover targets. She began her career working in mining operations in Northern Ontario. Ms. Hassan graduated from the Robert M. Buchan Department of Mining at Queen’s University and holds her P.Eng in Ontario.

“On behalf of the Board of Directors and management, I would like to welcome Tara to the Maverix Board. Tara’s independence, and her breadth of technical and capital markets experience in the mining industry, will further strengthen Maverix’s leadership team.” commented Geoff Burns, Chairman of Maverix.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:         info@maverixmetals.com

Website:     www.maverixmetals.com